Calculation of the Registration Fee

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$5,000,000	$535.00

(1) Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2) Pursuant to Rule 457(p) under the Securities Act of 1933, filing fees of $841,107.52 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-134553) filed by Lehman Brothers Holdings Inc. and the other Registrants thereto on May 30, 2006, and have been carried forward, of which $535.00 is offset against the registration fee due for this offering and of which $840,572.52 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 96
(To prospectus dated May 30, 2006
and prospectus supplement dated May 30, 2006)

U.S.$5,000,000
Lehman Brothers Holdings Inc.
MEDIUM-TERM NOTES, SERIES I
FX Digital Notes
Due April 2, 2007

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•  CUSIP: 52517PR94

•  ISIN: US52517PR945

•  The notes are designed for investors who believe that the Brazilian Real will have sufficiently appreciated relative to the U.S. Dollar on the Valuation Date so that the Settlement Rate is less than or equal to the Reference Level.

•  Maturity Date: April 2, 2007

•  Valuation Date: March 27, 2007; provided that, upon the occurrence of a Disruption Event (as defined in “Disruption Events” below), the Valuation Date may be postponed (as described in “Disruption Events” below).

•  The notes are 100% principal protected if held to maturity.

•  Denominations: U.S.$1,000 and whole multiples of U.S.$1,000 in excess thereof.

Payments:

•  No interest payments during the term of the notes.

•  Each note will receive a single U.S. Dollar payment on the Maturity Date equal to the principal amount of the notes plus the Additional Amount, if any.

•  The Additional Amount is a single U.S. Dollar amount equal to the principal amount of the notes multiplied by:

(A) 2.34%, if the Settlement Rate is less than or equal to the Reference Level; or

(B) 0%, if the Settlement Rate is greater than the Reference Level.

•  Settlement Rate: The Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below)).

•  Reference Exchange Rate: The spot exchange rate for the Brazilian Real (BRL) quoted against the U.S. Dollar (USD) expressed as the number of BRL per USD 1.

•  Reference Initial Fixing: 2.1281, which is the Reference Exchange Rate observed on the date hereof in accordance with the Settlement Rate Option (as described in “Description of the Notes” below).

•  Reference Level: 2.1081, which is equal to the Reference Initial Fixing minus 0.0200.

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$5,000,000
Underwriting discount	0%	U.S.$0
Proceeds to Lehman Brothers Holdings	100%	U.S.$5,000,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about              January 31, 2007.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

January 25, 2007

SUMMARY INFORMATION — Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to the performance of the Brazilian Real (BRL) compared to the U.S. Dollar (USD). We refer to the Brazilian Real as the Reference Currency.

The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on April 2, 2007 (or if such day is not a New York business day, the next succeeding New York business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

We have designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and who also want to take a view on the level of the USD/BRL spot exchange rate. At maturity, you will receive a payment equal to the sum of:

•                  the principal amount of the notes; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount.

How will the Additional Amount be calculated?

The Additional Amount is a single U.S. Dollar amount equal to the principal amount of the notes multiplied by:

(A) 2.34%, if the Settlement Rate is less than or equal to the Reference Level; or

(B) 0%, if the Settlement Rate is greater than the Reference Level.

The Settlement Rate is the Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (as defined in “Description of the Notes” below), subject to the occurrence of a Disruption Event (as defined in “Description of the Notes” below).

The Reference Exchange Rate is the spot exchange rate for the Brazilian Real quoted against the U.S. Dollar expressed as the number of Brazilian Real per 1 U.S. Dollar.

The Valuation Date is March 27, 2007; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described in “Disruption Events” below).

For further information concerning the calculation of the Additional Amount, see “Description of the Notes” below.  You can review hypothetical Redemption Amount payment examples under “Exchange Rates” below.

How is the Reference Level determined?

The Reference Level is 2.1081, equal to the Reference Initial Fixing minus 0.0200.  The Reference Initial Fixing is equal to 2.1281, which is the Reference Exchange Rate observed on the date hereof in accordance with the Settlement Rate Option.

How will I be able to find the value of the Brazilian Real at any point in time?

You can obtain the value of the Brazilian Real at any time by calling your Lehman Brothers sales representative.

You can review the historical performance of the Brazilian Real under “Exchange Rates” below.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as short-term debt securities as described under “Certain United States Federal Income Tax Consequences” below and “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the base prospectus.

What happens in the event of a Disruption Event?

If a Disruption Event (as defined in “Description of the Notes” below) is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) the third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively “Lehman Brothers Holdings”) is one of the leading global investment banks, serving institutional, corporate, government and high-net-worth clients and customers. Lehman Brothers Holdings’ worldwide headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region. See “Prospectus Summary — Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., one of our subsidiaries, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date as well as determining whether a Disruption Event has occurred and is continuing.  Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currency or in other instruments, such as options, swaps or futures, based on the Reference Currency. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$5,000,000 aggregate principal amount of FX Digital Notes Due April 2, 2007 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PR94 and the ISIN number is US52517PR945. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of April 2, 2007 or if such day is not a New York business day, the next succeeding New York business day.

The notes are offered as foreign exchange-linked notes with an Additional Amount determined by reference to the performance of the spot exchange rate of the Reference Currency against the U.S. Dollar relative to the Reference Level (as defined below). The “Reference Currency” is the Brazilian Real (BRL).

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus the Additional Amount, if any.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note.

The “Additional Amount” is a single U.S. Dollar amount equal to the principal amount of the notes multiplied by:

(A) 2.34%, if the Settlement Rate is less than or equal to the Reference Level; or

(B) 0%, if the Settlement Rate is greater than the Reference Level.

The “Settlement Rate” is the Reference Exchange Rate observed on the Valuation Date in accordance with the Settlement Rate Option (subject to the occurrence of a Disruption Event).

The “Valuation Date” is March 27, 2007; provided that, upon the occurrence of a Disruption Event, the Valuation Date may be postponed (as described below).

The “Reference Exchange Rate” is the spot exchange rate for the Reference Currency quoted against the U.S. Dollar expressed as number of BRL per USD 1.

The “Reference Level” is 2.1081, equal to the Reference Initial Fixing minus 0.0200.

The “Reference Initial Fixing” is 2.1281, which is the Reference Exchange Rate observed on the Trade Date in accordance with the Settlement Rate Option.

The “Trade Date” is the date hereof.

The “Settlement Rate Option” and “Valuation Business Day” for the Reference Currency are as follows:

Reference Currency	Screen Reference	Valuation Business Day
BRL	BRFR	Sao Paolo, Brasilia and Rio de Janeiro

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement.

If a Disruption Event is in effect on the Valuation Date, the Valuation Date will be postponed to, and the Calculation Agent will determine the Settlement Rate on, the first scheduled Valuation Business Day succeeding the Valuation Date on which no Disruption Event is occurring; provided however that if a Disruption Event has occurred or is continuing on each of the three scheduled Valuation Business Days following the scheduled Valuation Date, then (a) the third scheduled Valuation Business Day shall be deemed the Valuation Date; and (b) the Calculation Agent will determine the Settlement Rate on such day in accordance with the Fallback Rate Observation Methodology, as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement.

A “Disruption Event” means any of the following events as determined in good faith by the Calculation Agent:

(A)          the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of BRL into USD through customary legal channels; or (y) the delivery of USD from accounts inside Brazil to accounts outside Brazil;

(B)        the occurrence of any event causing the Reference Exchange Rate to be split into dual or multiple currency exchange rates; or

(C)        the Settlement Rate being unavailable, or the occurrence of an event (i) in Brazil that materially disrupts the market for BRL or (ii) that generally makes it impossible to obtain the Settlement Rate, on the Valuation Date.

For purposes of the above, “scheduled Valuation Business Day” means a day that is or, in the judgment of the Calculation Agent, should have been, a Valuation Business Day.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount that may be declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent for the period from and including the Trade Date to but excluding the date of early repayment and will equal, for each note, the Redemption Amount, calculated as though the maturity and Valuation Date of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note for the period from and including the Trade Date to but excluding the date of early repayment will be capped at the Redemption Amount, calculated as though the maturity and Valuation Date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of any note will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. Dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest in respect of overdue amounts is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

The “Calculation Agent” means Lehman Brothers Inc.

Hypothetical Redemption Amount Payment Examples

The following payment graph for this note shows scenarios for the Redemption Amount that will be payable on the notes, based on hypothetical values for the Settlement Rate (which is determined on the Valuation Date) and actual values for the Reference Initial Fixing of 2.1281, the resulting Reference Level of 2.1081 (equal to the Reference Initial Fixing minus 0.0200) and the Additional Amount payable on the Maturity Date (provided that the Settlement Rate is less than or equal to the Reference Level) of 2.34% times the principal amount of the notes.

The Settlement Rate values used in the following examples have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for the USD/BRL exchange rate and should not be taken as indicative of the future performance of the Reference Exchange Rate.  See “Description of the Notes.”

If the BRL has appreciated sufficiently relative to the USD as of the Valuation Date that the Settlement Rate is less than or equal to the Reference Level of 2.1081 (for example, if the Settlement Rate is 2.0700 or 2.0300), then the Redemption Amount payable on the Maturity Date would be 100% of the principal amount of the notes plus an Additional Amount equal to 2.34% times the full principal amount of notes held, an effective non-compounded 14.04% per annum return on the principal amount of notes held by the investor.  If the BRL has depreciated, or not appreciated sufficiently, relative to the USD as of the Valuation Date that the Settlement Rate is greater than the Reference Level of 2.1081 (for example, if the Settlement Rate is 2.1400 or 2.1700), then the Additional Amount would be zero, and the investor would receive on the Maturity Date only the principal amount of the notes held by that investor, with no additional return.

EXCHANGE RATES

General

The notes are designed for investors who believe that the U.S. Dollar/Brazilian Real spot exchange rate on the Valuation Date will be less than or equal to the specified Reference Level of 2.1081 Brazilian Real per U.S. Dollar (that is, the Brazilian Real will sufficiently appreciate relative to the U.S. Dollar to reach or be lower than the Reference Level).

Historical Data on the Reference Exchange Rate

The following chart shows the spot exchange rates for USD/BRL, expressed as the amount of BRL per one USD, at the end of each week in the period from the week ending January 18, 2004 through the week ending January 21, 2007, using historical data obtained from Reuters; neither we nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of this data.  The historical data on the USD/BRL spot exchange rate is not necessarily indicative of the future performance of the USD/BRL spot exchange rate or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether the Settlement Rate will be less than or greater than the Reference Level and, consequently, whether any Additional Amount will be payable on the Maturity Date.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as short-term debt securities as described under “United States Federal Income Tax Consequences—Debt Securities—Short-Term Debt Securities” in the BASE prospectus. The notes could also be subject to special rules relating to foreign currency that could affect the character of the amount received at maturity and the gain or loss realized upon the sale or disposition of the notes. No statutory, judicial or administrative authority directly addresses the treatment of such notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the Internal Revenue Service with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in such notes are uncertain. Any differing treatment could affect the amount, timing, and character of income with respect to the notes.

It is not clear to what extent holders required to accrue discount will be required to accrue income with respect to the notes or the extent to which any gain realized by holders on the sale, exchange or maturity of the notes would be treated as capital gain or ordinary income. Gain realized by a holder who has held the notes during their entire term to maturity is likely to be treated as ordinary income. Any loss realized by such holder upon maturity would likely be treated as capital loss, except possibly to the extent of amounts, if any, previously included in income. Holders should consult their tax advisors regarding the proper treatment of amounts paid in respect of the notes, including the application of special foreign currency rules and rules governing short-term debt securities.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

 The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$5,000,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

FX DIGITAL NOTES
DUE APRIL 2, 2007

PRICING SUPPLEMENT

JANUARY 25, 2007

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND

PROSPECTUS

DATED MAY 30, 2006)

Lehman Brothers